UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 5, 2021

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Legend Biotech Corporation (the “Company”) will hold its Annual General Meeting of Shareholders (the “Meeting”) on June 9, 2021 beginning at 9:30 a.m. (local time) at 10 Knightsbridge Road, Piscataway, NJ 08854, USA.

Materials made available in connection with the Meeting are available on the Company’s website at www.legendbiotech.com.

The following documents regarding the Meeting, each of which are attached as an exhibit hereto, are incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Title

99.1	Proxy Statement

99.2	Notice of Annual General Meeting

99.3	Form of Proxy

99.4	Voting Card and Instructions for ADS Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

May 5, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer